Cowan, Mark A.

From:	Cowan, Mark A.
Sent:	Friday, December 03, 2010 12:29 PM
To:	brian.mccabe@ropesgray.com
Subject:	RiverSource Variable Ins. Trust

Brian,
Here are the comments we had on the N-14 filing. Please also incorporate any relevant comments from the retail reviewer applicable to this filing.

1.   How Each Reorganization Will Work

Please complete the third paragraph of this section in the second group of mergers. The last sentence appears to have been cut off.

2.   Documents Incorporated by Reference

Please provide the file number of any document incorporated by reference into the registration statement.

3.   Repositioning Costs

If the funds will incur brokerage or other transaction costs to reposition the portfolios in connection with the reorganizations, provide an estimate of the costs. Reflect the costs as an adjustment in the capitalization table, reducing the net assets of the combined fund, and explain the adjustment in a footnote to the table. If a significant portion of the assets of either a target or acquiring will be sold in connection with a reorganization, disclose this in the pro forma financial information in the SAI and include an estimate of the anticipated repositioning costs to be incurred by the funds.

4.   Fee Tables

a.   The footnote that describes a contractual waiver that is not actually expected to reduce fund expenses should be deleted.

b.   Because the following funds are new, include a footnote explaining that 'other expenses' and 'acquired fund fees and expenses', where applicable, are based on estimated amounts:

- RiverSource Variable Portfolio – Strategic Income Fund
- Variable Portfolio – Conservative Portfolio
- Variable Portfolio – Moderately Conservative Portfolio
- Variable Portfolio – Moderate Portfolio
- Variable Portfolio – Moderately Aggressive Portfolio
- Variable Portfolio – Aggressive Portfolio

5.   Expense Example

Please confirm the following expense amounts:

- Class 2 shares of RiverSource Variable Portfolio – S&P 500 Index Fund (pre-reorganization and pro forma combined).
- Class 1 shares of Seligman Global Technology Portfolio (pro forma combined)

6. Capitalization Table

With regards to Columbia Mid Cap Growth Fund, Variable Series and Seligman Variable Portfolio – Smaller-Cap Value Fund, the pro forma combined net assets do not reflect the deduction of the entire amount of reorganization costs shown in the table in Exhibit A. Please explain why.

7. Financial Highlights

In the narrative preceding the financial highlights tables, please delete the references to audited financial information for Seligman Variable Portfolio – Growth Fund, Larger-Cap Value Fund and Smaller-Cap Value Fund, since audited information for these funds is not shown.

8. Statement of Additional Information

a. Under *Additional Information About Each Buying Fund*, please refer to 'Seligman' Variable Portfolio – Larger-Cap Value Fund. Currently, the word 'Seligman' is omitted. Please also show the complete fund name in the heading to the pro forma narrative.

b. Under *Additional Information About Each Buying Fund*, please confirm the date of the SAI of Columbia Mid Cap Growth Fund, Variable Series. Should the date be shown as April 29, 2010?

c. Please include the financial statements of the funds shown below in accordance with Article 3-18 of Reg. S-X.

- Seligman Capital Portfolio (June 30, 2010)
- Columbia S&P 500 Index Fund (June 30, 2010)
- Seligman Communications & Information Portfolio (June 30, 2010)
- Columbia Large-Cap Growth Fund (June 30, 2010)
- Seligman Large-Cap Value Portfolio (June 30, 2010)
- Seligman Smaller-Cap Value Portfolio (June 30, 2010)
- RiverSource Variable Portfolio – Strategic Income Fund (June 30, 2010)
- Variable Portfolio – Conservative Portfolio (June 30, 2010)
- Variable Portfolio – Moderately Conservative Portfolio (June 30, 2010)
- Variable Portfolio – Moderate Portfolio (June 30, 2010)
- Variable Portfolio – Moderately Aggressive Portfolio (June 30, 2010)
- Variable Portfolio – Aggressive Portfolio (June 30, 2010)
- Disciplined Asset Allocation Portfolios – Conservative (December 31, 2009 and June 30, 2010)
- Disciplined Asset Allocation Portfolios – Moderately Conservative (December 31, 2009 and June 30, 2010)
- Disciplined Asset Allocation Portfolios – Moderate (December 31, 2009 and June 30, 2010)
- Disciplined Asset Allocation Portfolios – Moderately Aggressive (December 31, 2009 and June 30, 2010)
- Disciplined Asset Allocation Portfolios – Aggressive (December 31, 2009 and June 30, 2010)

d. In Table 5 of the pro forma narrative, the estimated reorganization costs and the pro forma combined net assets do not reflect the deduction of the entire amount of reorganization costs shown in the table in Exhibit A for Columbia Mid Cap Growth Fund, Variable Series and Seligman Variable Portfolio – Smaller-Cap Value Fund. Please explain why.

Tandy

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark A. Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
(202) 551-6765